SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.02 Per Share

(Title of Class of Securities)

929352102

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 36,084,320*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 36,084,320*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,084,320*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%**

14	Type of Reporting Person PN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,154,392*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,154,392*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,392*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%**

14	Type of Reporting Person PN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person PN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person OO

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person OO

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person OO

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person PN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person IN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

CUSIP No. 929352102

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 37,238,712*

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 37,238,712*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,238,712*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%**

14	Type of Reporting Person IN

* See Item 5.

** Calculated based upon 550,609,256 ordinary shares outstanding as of December 31, 2009, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on March 10, 2010.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed on July 14, 2008 (as amended by Amendment No. 1 thereto filed on December 17, 2008, the “Schedule 13D”) by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds (“WP X LP”), Warburg Pincus X LLC (“WP X LLC”), a New York limited liability company and the sole general partner of WP X LP, Warburg Pincus Partners, LLC (“WPP LLC”), a New York limited liability company and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), Warburg Pincus & Co. (“WP”), a New York general partnership and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).  This Amendment No. 2 relates to the ordinary shares, par value $0.02 per share (the “Ordinary Shares”), of WuXi PharmaTech (Cayman) Inc., a Cayman Islands corporation (the “Company”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background

The first sentence of Item 2(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(b)           The address of the principal business and principal office of each of the Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

Between June 12, 2009 and June 15, 2009, WP X purchased 146,513 American Depositary Shares (each of which represents eight Ordinary Shares (“ADSs”)) in the open market on the dates and at the prices set forth on Schedule II hereto (the “WP X Purchased Securities”).

Between June 12, 2009 and June 15, 2009, WPP X purchased 4,687 ADSs in the open market on the dates and at the prices set forth on Schedule II hereto (the “WPP X Purchased Securities”, and together with the WP X Purchased Securities, the “Purchased Securities”).

The Funds acquired the Purchased Securities for aggregate consideration (excluding commissions) of approximately $1.18 million in these open market transactions.  WP X and WPP X obtained the funds used to acquire the Purchased Securities from capital contributions from their respective limited partners.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

The Funds purchased the Purchased Securities for general investment purposes.

Voting Agreement

Charles River Laboratories International, Inc., (“Acquiror”), a Delaware corporation, WP X and WPP X, have entered into a Voting Agreement, dated as of April 26, 2010 (the “Voting Agreement”).

The Voting Agreement provides that, among other things, each of WP X and WPP X has agreed, on the terms and subject to the conditions set forth therein, that it will vote or exercise its right to consent with respect to all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by it and entitled to vote to approve the Scheme (as defined in that certain Agreement and Plan of Arrangement (the “Acquisition Agreement”) by and among Acquiror and the Company) pursuant to which, among other things, Acquiror would acquire all of the outstanding Ordinary Shares of the Company (the “Acquisition”), at any meeting of shareholders of the Company at which the Scheme is submitted for consideration and vote.  The Voting Agreement also provides that each of WP X and WPP X has agreed, on the terms and subject to the conditions therein, that it will not vote any Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by it in favor of, or consent to, and will vote against and not consent to, the approval of any (a) Company Acquisition Proposal (as defined in the Acquisition Agreement), (b) reorganization, recapitalization, liquidation or winding up of the Company or any extraordinary transaction involving the Company, or (c) corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the Acquisition Agreement.

The Voting Agreement provides that, on the terms and subject to the conditions therein, each of WP X and WPP X has agreed to grant a proxy appointing Acquiror as its attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent, or otherwise utilize such voting power solely in the manner described in the immediately preceding paragraph hereof.  The Voting Agreement provides that such proxy is irrevocable, but will be automatically revoked upon termination of the Voting Agreement, as described in the immediately following paragraph.

The Voting Agreement automatically terminates upon the earliest to occur of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) the consummation of the Acquisition, and (iii) the date of any amendment, modification, change or waiver of the Acquisition Agreement executed after the date of the Voting Agreement that results in (x) a decrease in the cash or stock portion of the Acquisition Consideration (as defined in the Acquisition Agreement), (y) a decrease in the Acquisition Consideration (as defined in the Acquisition Agreement on the date of the Voting Agreement) or (z) any delay in the consummation of the Acquisition until after the End Date (as defined in the Acquisition Agreement), in each case, that is not consented to in writing by each of WP X and WPP X in its sole discretion prior to such amendment, modification, change or waiver of the Acquisition Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 6 hereto, and the Voting Agreement is incorporated herein in its entirety by reference thereto.  This Amendment No. 2 does not purport to amend, qualify or in any way modify such Voting Agreement.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a)           WP X is the direct owner of 25,977,440 Ordinary Shares and 1,263,360 ADSs, representing approximately 6.6% of the outstanding Ordinary Shares.  WPP X is the direct owner of 831,056 Ordinary Shares and 40,417 ADSs, representing approximately 0.2% of the outstanding Ordinary Shares.  Accordingly, as of April 26, 2010, the Funds may be deemed to beneficially own an aggregate of 26,808,496 Ordinary Shares and 1,303,777 ADSs, representing approximately 6.8% of the outstanding Ordinary Shares.  The percentages used herein are calculated based upon the 550,609,256 Ordinary Shares that were outstanding as of December 31, 2009 as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on March 10, 2010.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 37,238,712 Ordinary Shares.  Each of WP, WPP LLC, WP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of all of the Ordinary Shares.

Each of the Reporting Persons may be deemed to be a member of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Acquiror and each of the Reporting Persons hereby disclaims that they are a member of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Acquiror and disclaims beneficial ownership of any Ordinary Shares or ADSs that may be beneficially owned by Acquiror.

(b)           Each of the Reporting Persons is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 37,238,712 Ordinary Shares.

(c)           No transactions in the Ordinary Shares were effected by any of the Reporting Persons nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D during the sixty days before the date of this Amendment No. 2.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As described in Item 4 hereto, WP X, WPP X and Acquiror have entered into the Voting Agreement.  The information set forth in Item 4 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 6.  Voting Agreement, dated as of April 26, 2010, by and among Charles River Laboratories International, Inc., Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

[Remainder of page left intentionally blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its managing member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its managing member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its managing member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE II

Set forth below is a summary of purchases of ADSs made on the open market by WP X and WPP X between June 12, 2009 and June 15, 2009, including the number of shares purchased by each Fund each day and the average price per ADS purchased on each day.  Each ADS represents eight Ordinary Shares.

WP X Purchases:

Date of Purchase	Number of ADSs	Average Price Per ADS

June 12, 2009	43,605	$7.70
June 15, 2009	102,908	$7.87

Total ADSs Acquired:	146,513

Total Ordinary Shares Acquired:	1,172,104

WPP X Purchases:

Date of Purchase	Number of ADSs	Average Price Per ADS

June 12, 2009	1,395	$7.70
June 15, 2009	3,292	$7.87

Total ADSs Acquired:	4,687

Total Ordinary Shares Acquired:	37,496